SECURITIES AND EXCHANGE COMMISSION 09042038
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 7072

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/07 (MM/DD/YY) AND ENDING 9/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Command Financial Planning Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte + Touche LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael F. Morrison, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of First Command Financial Planning, Inc., as of and for the year ended September 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CANDACE R. HAGAN
My Commission Expires
October 23, 2012

Signature

Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ Independent Auditors' Report.
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operation.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Subordinated Liabilities or Claims of General Creditors.
  Notes to Financial Statements.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

First Command Financial Services, Inc. and Subsidiaries

Consolidated Financial Statements as of and for the Year Ended September 30, 2008, and Independent Auditors' Report

FIRST COMMAND FINANCIAL SERVICES, INC. AND SUBSIDIARIES

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEAR ENDED SEPTEMBER 30, 2008:	
Balance Sheet	2–3
Statement of Operations	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6
Notes to Consolidated Financial Statements	7–27

Deloitte.

Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
First Command Financial Services, Inc.:

We have audited the accompanying consolidated balance sheet of First Command Financial Services, Inc. and subsidiaries (the "Company") as of September 30, 2008, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of First Command Financial Services, Inc. and subsidiaries as of September 30, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 16, 2009

This Page Intentionally Left Blank

FIRST COMMAND FINANCIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
AS OF SEPTEMBER 30, 2008

ASSETS

Cash and cash equivalents	$ 7,255,810
Marketable securities	
Trading, at fair value	29,966,312
Available-for-sale, at fair value (amortized cost of $43,631,427)	40,705,120
Commissions and select investor plan receivable	12,587,827
Accounts receivable — advisors, customers, and other	1,876,401
Property, equipment, and software — net of accumulated depreciation of $40,883,007	48,966,150
Deferred acquisition costs	4,334,972
Prepaid expenses	2,877,135
Other assets	348,913
First Command Bank Assets:	
Cash and due from banks	11,277,370
Investments:	
Held-to-maturity, at amortized cost (fair value of $263,805,448)	265,559,579
Available-for-sale, at fair value (amortized cost of $12,462,216)	11,314,407
Federal Home Loan Bank stock, at cost	1,781,200
Loans — net of allowance for loan losses of $5,190,098	247,050,368
Premises, equipment, and software — net of accumulated depreciation of $6,006,341	2,284,064
Accrued interest receivable and other assets	5,051,952
TOTAL	$693,237,580

FIRST COMMAND FINANCIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
AS OF SEPTEMBER 30, 2008

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued bonuses payable	$ 8,761,482
Accrued commissions payable	5,973,508
Accounts payable and other liabilities	20,518,568
Advance commissions	9,105,510
Accrued Mission Accomplishment Plan payable	56,045,688
Deferred Career Commission Plan payable	21,845,106
Notes payable	30,337,501
Accrued employee retirement contributions	4,251,280
Future policy benefits	6,198,345
First Command Bank Liabilities:	
Deposits	457,129,515
Federal Home Loan Bank advances	29,404,000
Accrued interest payable and other liabilities	4,219,143
Total liabilities	653,789,646
COMMITMENTS AND CONTINGENCIES (Note 18)	
STOCKHOLDER'S EQUITY:	
Capital stock, $0.01 par value; 7,332,000 shares authorized; 6,336,672 shares issued and outstanding	63,366
Additional paid-in capital	6,273,306
Retained earnings	36,211,520
Accumulated other comprehensive income (loss)	(3,100,258)
Total stockholder's equity	39,447,934
TOTAL	$693,237,580

See notes to consolidated financial statements.

FIRST COMMAND FINANCIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2008

COMMISSIONS AND FEE REVENUE:	
Insurance sales	$ 90,443,371
Mutual fund sales	32,239,762
Asset management	24,525,342
Financial planning	3,610,104
Other service fee income	9,458,449
Total commissions and fee revenue	160,277,028
OPERATING EXPENSES:	
Commissions and advisor expenses	(60,054,638)
Mission Accomplishment Plan	(8,914,470)
General and administrative expenses	(87,418,420)
Total operating expenses	(156,387,528)
FIRST COMMAND BANK OPERATIONS:	
Interest income on loans	18,848,421
Interest income on investments	12,430,836
Interest expense on deposits	(9,582,083)
Provision for loan losses	(7,725,808)
Other fee income	9,766,560
General and administrative expenses	(19,381,238)
Total First Command Bank operations	4,356,688
INCOME FROM OPERATIONS	8,246,188
OTHER INCOME (EXPENSES):	
Investment income	7,215,036
Trading gains and (losses) — net	(5,296,971)
Gain on sale of marketable securities	1,239,113
Other than temporary impairment	(303,683)
Interest expense	(1,838,915)
Other income, net	14,066
Total other income	1,028,646
INCOME BEFORE INCOME TAXES	9,274,834
PROVISION FOR INCOME TAXES	(801,454)
NET INCOME	$ 8,473,380

See notes to consolidated financial statements.

FIRST COMMAND FINANCIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2008

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholder's Equity
BALANCE — October 1, 2007	$ 69,067	$ 6,837,709	$26,234,393	$ 18,711,410	$ 51,852,579
Adjustment to correct acumulated other comprehensive income (Note 19)	-	-	3,476,867	(3,476,867)	-
BALANCE — October 1, 2007, as restated	$ 69,067	$ 6,837,709	$29,711,260	$ 15,234,543	$ 51,852,579
COMPREHENSIVE INCOME (LOSS):					
Net income	-	-	8,473,380	-	8,473,380
Other comprehensive loss — net change in unrealized holding gains on securities available-for-sale — net of taxes of $933,703	-	-	-	(18,334,801)	(18,334,801)
Total comprehensive loss					(9,861,421)
Purchase and retirement of treasury stock	(5,701)	(564,403)	(1,973,120)	-	(2,543,224)
BALANCE — September 30, 2008	$ 63,366	$ 6,273,306	$36,211,520	$ (3,100,258)	$ 39,447,934

See notes to consolidated financial statements.

FIRST COMMAND FINANCIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2008

OPERATING ACTIVITIES:	
Net income	$ 8,473,380
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization expense	6,506,017
Provision for loan losses	7,725,808
Net amortization of Bank investments and marketable securities	1,367,336
Trading gains and losses — net	5,296,971
Gain on sale of marketable securities	(1,239,113)
Other than temporary impairment	303,683
Gain on sale of property, equipment, and software	(13,751)
Changes in operating assets and liabilities:	
Purchase of marketable securities — trading	(1,700,360)
Proceeds from sale of marketable securities — trading	15,290,155
Commissions receivable	(35,045)
Other receivables	80,526
Prepaid expenses and other assets	(841,870)
Accounts payable and accrued expenses	6,539,495
Advance commissions	(3,569,456)
Accrued Mission Accomplishment Plan payable	(3,630,846)
Deferred Career Commission Plan payable	(13,058,164)
Net cash provided by operating activities	27,494,766
INVESTING ACTIVITIES:	
Purchase of securities	
Bank investments — held-to-maturity	(241,519,719)
Bank investments — available-for-sale	(12,634,749)
Marketable securities — available-for-sale	(20,920,889)
Purchase of Federal Home Loan Bank stock	(1,242,500)
Maturities of Bank investments — held-to-maturity	205,011,684
Proceeds from sale of marketable securities — available-for-sale	9,809,208
Net increase in Bank loans	(14,970,852)
Purchase of property, equipment, and software	(5,414,947)
Proceeds from sale of property, equipment, and software	36,335
Net cash used in investing activities	(81,846,429)
FINANCING ACTIVITIES:	
Federal Home Loan Bank Advances	29,404,000
Net decrease in Bank deposits	(6,925,806)
Payments of notes payable	(4,903,329)
Purchase and retirement of treasury stock	(2,543,224)
Net cash provided by financing activities	15,031,641
NET DECREASE IN CASH AND CASH EQUIVALENTS	(39,320,022)
CASH AND CASH EQUIVALENTS — Beginning of year	57,853,202
CASH AND CASH EQUIVALENTS — End of year	$ 18,533,180
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION — Cash paid during the year for:	
Interest	$ 12,027,128
Income taxes	$ 462,653

See notes to consolidated financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

First Command Financial Services, Inc. and subsidiaries (FCFS or the Company) was chartered in Texas in December 1980. The Company began operations in March 1981 as the continuation of a business formerly operated as Independent Research Agency for Life Insurance, Inc. (IRA), a Texas partnership. On December 22, 2000, IRA was renamed First Command Financial Services, Inc.

FCFS operates through several state-licensed insurance subsidiaries, which are maintained solely to permit FCFS to do business in those states. In addition, FCFS owns 100% of First Command Financial Planning, Inc. (FCFP) (formerly United Services Planning Association, Inc.), a registered investment advisor (RIA) with the Securities and Exchange Commission (SEC) and a licensed, fully disclosed broker-dealer registered with the SEC and Financial Industry Regulatory Agency (FINRA); First Command Bank (the Bank), a Federal Savings Bank; First Command Life Insurance Company (FCLIC), a stock reserve life insurance company; and First Command Services Corporation, an entity that owns and operates a parking garage.

FCFS and its insurance subsidiaries are engaged in the sale of life, annuities, long-term care, disability, and property/casualty insurance to middle income American families with a concentration to United States professional military personnel. FCFP is engaged in the sale of mutual funds to middle income American families with a concentration to United States professional military personnel. The Company shares common employees, sales advisors and representatives, and office facilities with its subsidiaries. The Bank offers a variety of personal and commercial banking products and services that integrate our comprehensive financial solutions for individuals and businesses. Corporate and banking offices are located in Fort Worth, Texas. The Company's advisors and representatives maintain offices in approximately 179 cities located in 44 states, one U.S. territory, and two foreign countries.

As discussed in Note 13, 100% of the Company's outstanding common stock is owned by the First Command Financial Planning, Inc. Employee Stock Ownership Plan.

Principles of Consolidation — The consolidated financial statements include the accounts of FCFS and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recognition of Commissions and Fee Revenue and Commission and Advisor Expenses — Commissions revenue on sales of insurance policies and mutual fund investments by the Company's sales advisors is recognized when earned from the insurance and mutual fund companies. Commissions are generally paid to the Company as they are earned on investments made or premiums paid by the individual investors and policyholders to the mutual fund and insurance companies.

Asset management revenue is recognized by the Company when earned and is based upon the market value of individual investor assets under management calculated on a quarterly basis.

Financial planning revenue is recognized when services are provided to individual client families for family financial plans and ongoing service.

Service fee income includes revenue sharing, subtransfer agency fees, tax preparation fees, and FCLIC premium income.

Commissions and advisor expenses are recognized as the Company earns the respective commission and SIP revenue.

Marketable Securities and Bank Investments — The Company classifies investments into one of three categories: held-to-maturity, available-for-sale, or trading. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and recorded at cost, adjusted for the amortization of premiums and the accretion of discounts.

Investment securities that are not classified as held-to-maturity or trading are classified as available-for-sale. Investments classified as available-for-sale are carried at fair value with unrealized gains and losses, net of deferred taxes, recorded in accumulated other comprehensive income. Premiums are amortized into interest income using the interest method to the earlier of maturity or call date. Discounts are accreted into interest income using the interest method over the period to maturity.

The Company classifies investment securities owned by FCFP as trading in accordance with industry standards for broker-dealers. Additionally, the Company has classified certain investments as trading that have been designated to support deferred compensation liabilities discussed in the Deferred Career Compensation Plan and Mission Accomplishment Plan captions below. Investments classified as trading are carried at fair value with changes in unrealized gains and losses recorded in trading gains and losses within current year operations.

The Company's portfolio of held-to-maturity and available-for-sale securities fluctuates in value based on interest rates in financial markets and other economic factors. These fluctuations caused by market changes have little bearing on whether or not the investment will ultimately be recoverable. Therefore, the Company considers these declines in value as temporary even in periods exceeding one year. In certain circumstances, however, it may become apparent that the principal of an investment may not be recoverable, generally due to factors specific to an individual issuer and not market interest rates. In this event, the Company classifies such investments as other-than-temporarily impaired and writes the investment down to fair value, realizing an investment loss. The determination that a security is other-than-temporarily impaired is highly subjective and involves the careful consideration of many factors. These factors include: default on a payment, issuer has declared bankruptcy, severe deterioration in market value, deterioration in credit quality as indicated by credit ratings, issuer having serious financial difficulties as reported in the media, news releases by issuer, and information disseminated through the investment community.

While all available information is taken into account, it is difficult to predict the ultimately recoverable amount of a distressed or impaired security.

Realized gains and losses are included in operations, and are determined by using an average cost basis for investments in mutual funds and on a specific identification basis for all other investments. Dividends and capital gains from mutual fund investments are included in investment income and recorded as received. Interest income is also included in investment income and recorded as earned.

Concentration of Credit Risk — Financial instruments that potentially subject FCFS to concentrations of credit risk consist principally of temporary cash investments, commissions receivable, marketable securities, and loans to military-related personnel. FCFS places its temporary cash investments and marketable securities with financial institutions and investment companies. Therefore, the majority of these funds are not insured by the Federal Deposit Insurance Corporation. Concentrations of credit risk with respect to commissions receivable are limited due to the number of investment and insurance companies comprising FCFS' supplier base. Loans to military-related personnel are primarily consumer loans with an average balance of approximately $15,260 per loan.

Cash and Cash Equivalents — For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and cash equivalents and the Bank's cash and due from banks.

Property, Equipment, and Software — Property, equipment, and software are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

Buildings and improvements	7–40 years
Other property and equipment	3–10 years
Software	5 years

Expenditures for maintenance, repairs, and minor renewals are charged to operations as incurred.

Bank Loans and the Allowance for Loan Losses — Loans are stated at their unpaid principal balances, less the allowance for loan losses. Interest on loans is recognized over the term of the loan and is calculated using the interest method on principal amounts outstanding. The Company capitalizes loan origination costs and amortizes these costs as an adjustment to yield over the estimated life of the loan.

The allowance for loan losses is established through a provision for loan losses charged against income. Loans which management believes are uncollectible are charged against the allowance, with subsequent recoveries, if any, credited to the allowance.

The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio as of the balance sheet date. Consumer loans and small business loans are segregated into homogenous pools. Homogeneous loans are those that are considered to have common characteristics that provide for evaluation on an aggregate pool basis. Management determines the allowance for consumer and small business loans based on models which evaluate the average loan balances in each aging category and recent performance trends. The model forecasts the monthly progression of loans and charge-offs in each aging category using the historical progression of loans and expected charge-offs. Management also evaluates the collectability of the loan portfolio, including the nature of the portfolio, credit concentrations, economic conditions, and other risks inherent in the portfolio at the balance sheet date.

Commercial loans are evaluated annually for impairment on an individual basis. A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to principal and interest owed. Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral.

Mission Accomplishment Plan — During 1998, the Company's Board of Directors (FCFS Board) authorized an employee compensation program called the Mission Accomplishment Plan (MAP). The plan is designed to allow certain advisors and key employees to participate in the earnings of the Company. MAP participation is awarded pursuant to a policy based on merit and services provided that is adopted from time to time by the FCFS Board.

The Company establishes an aggregate MAP award pool on an annual basis, which is divided into a Current Award Pool (CAP) and a Deferred Award Pool (DAP). The CAP and DAP Award Pools are allocated to participants based on outstanding MAP points, and are charged to Mission Accomplishment Plan expense in the year of the grant. MAP participants are awarded MAP points based on individual performance. The amount of MAP points and the MAP award pools will vary as determined by the Company in its sole discretion.

The CAP allocation is generally paid in cash, while the DAP allocation is credited to a deferred compensation book account for each participant. Amounts credited to the DAP are generally payable to the participant following their termination from the Company or upon the maturity of the DAP ten years after its grant, whichever is earlier.

Prior to December 31, 2004, the MAP allowed for options in certain mutual funds to be granted to certain MAP participants in lieu of a cash CAP payment. The Company allowed participants to purchase certain mutual funds from the Company at an option price set on the date of grant. The Company then purchased shares in mutual fund companies to economically hedge against the accrued MAP options. The MAP options are compensatory options, and the participants accept all the market value risk. The options have a 10-year term, and MAP participants may exercise their options semiannually or hold them until maturity. Upon exercise, MAP participants are awarded shares equal to the market value of the options less a 25% exercise price.

As of January 1, 2005, the MAP was amended to allow participants to defer amounts into the MAP Elective Deferral Account (EDA), which replaced the MAP option program. Participants electing to defer amounts in the EDA select mutual funds to invest their deferrals in and receive the value of the mutual funds selected at the end of the term. Participants may not exercise until maturity. The Company purchases shares in mutual fund companies to economically hedge against the accrued EDA. The EDA grants are compensatory, and the participants accept all the market value risk. Each deferral into the EDA has a 5-year term, and participants may not exercise until maturity.

The Company records compensation expense in commission and advisor expenses for any increase or decrease in accrued MAP options and accrued EDA due to market fluctuations. The Company classifies investments designated to these plans as trading and records an increase or decrease to trading gains and losses according to changes in fair value. Thus, there is no net income effect due to the offsetting nature of these transactions.

MAP participants have no voting rights with regard to the Company, and the MAP does not confer any rights as a shareholder to such holder. Deferred compensation in the MAP may not be transferred, pledged, assigned, or otherwise encumbered by a participant and is subject to immediate forfeiture if, among other things, the agency appointment or employment of the holder of the MAP units is terminated for cause.

Investments designated to support accrued MAP options and accrued EDA remain available for use by the Company in its general operations, if needed, and remain at risk to the participants during any downturn in the operating results of the company.

Deferred Career Commission Plan Payable — During the year ended September 30, 1993, the Company established a Deferred Career Commission Plan (DCCP) for the benefit of its sales advisors. This is a nonqualified plan under which commissions are contributed by the Company for its sales advisors until their business relationship with the Company terminates. The sales advisors receive no paid commissions under this plan prior to their termination date.

The contributions to the plan are allocated to the individual advisors in the DCCP based on a pooled point system. Management invests the contributions based on its sole discretion, at the risk of the plan participants, and each year fluctuations in the market will affect the value of the selected investments. An account is maintained for each participant for the purpose of recording the current value of his or her commissions, including earnings credited thereto. The participant's account is adjusted annually to reflect earnings and losses.

Points are awarded to advisors only in years when the company contributes to the DCCP, based on a defined formula using advisor production and longevity. The amount and frequency of contributions to the DCCP are at the sole discretion of the Company.

The Company records compensation expense in commission and advisor expenses for any increase or decrease in accrued DCCP due to market fluctuations. The Company classifies investments designated to DCCP as trading and records an increase or decrease to trading gains and losses for changes in fair value. Thus, there is no net income effect due to the offsetting nature of these transactions.

Investments designated to support accrued DCCP remain available for use by the Company in its general operations, if needed, and remain at risk to the participants during any downturn in the operating results of the company.

Advance Commissions — Advance commissions represent payments for first year commissions received from insurance companies that FCFS represents as general agent. The commission revenue is earned over the premium-payment period of the policies sold by FCFS. Advance commissions are adjusted monthly and are calculated to be equal to the difference between the total amount of first year commissions on certain insurance policies sold by FCFS and the amount of the first year commissions earned by FCFS on the policies.

Income Taxes — Since December 1, 1998, the Company has been a Subchapter S corporation for federal income tax purposes. A Subchapter S corporation generally pays no federal income taxes, and its taxable income, if any, is taxed at the stockholder level. FCLIC is not eligible to be a Subchapter S corporation. As a result, FCLIC pays corporate federal income taxes which are accrued to the provision for income taxes.

The Company's provision for income taxes is based on income before income taxes adjusted for permanent differences between financial reporting and taxable income. Deferred tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Life Insurance Operations —FCLIC's principal business activity is the assumption of premiums and benefits associated with certain life insurance policies. FCFS sells life insurance policies through an agency agreement, and the Company in turn assumes a portion of those policies.

Premiums for life insurance contracts are recognized as revenue over the premium-payment period of the policies. The costs of acquiring new business are generally deferred and recorded as deferred acquisition costs, and are amortized in a systematic manner, which matches these costs with the associated revenues. The liability for future policy benefits for life insurance products is provided on the net level premium method based on estimated investment yields, mortality, morbidity, persistency, and other assumptions which were appropriate at the time the policies were issued. Assumptions used are based on the underwriter's experience with similar products. These estimates are periodically reviewed and compared with actual experience.

The Company accounts for premium income and operating expenses from FCLIC operations within other service fee income and general and administrative expenses, respectively. FCLIC premium income and operating expenses for the year ended September 30, 2008 were $2,722,077 and $1,975,823, respectively.

Recent Accounting Pronouncements — Financial Accounting Standards Board Statement No. 157, *Fair Value Measurements* (SFAS 157), defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. SFAS 157 is effective for the Company for the year ending September 30, 2009. The Company is assessing the impact of the adoption of SFAS 157.

Financial Accounting Standards Board Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115* (SFAS 159), permits entities to choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items which the fair value option has been elected are reported in earnings at each subsequent reporting date. The fair value option (i) may be applied instrument by instrument, with certain exceptions, (ii) is irrevocable (unless a new election date occurs) and (iii) is applied only to entire instruments and not to portions of instruments. SFAS 159 is effective for the Company for the year ending September 30, 2009. The Company is currently evaluating SFAS 159 and has not yet determined the financial assets and liabilities for which the fair value option would be elected or the potential impact on the consolidated financial statements if such election were made.

2. MARKETABLE SECURITIES AND INVESTMENT INCOME

Marketable securities classified as trading consist of investments in actively traded mutual funds. The aggregate cost and fair value of trading securities as of September 30, 2008, are as follows:

Trading securities — at cost	$ 25,093,882
Unrealized gains, net	4,872,430
Trading securities — at fair value	$ 29,966,312

Net unrealized losses on marketable securities classified as trading of $5,296,971 arising during the year ended September 30, 2008, are included in trading gains and losses in the consolidated statement of operations. During fiscal 2008, the Company transferred certain securities from the available-for-sale category into the trading category, resulting in gross gains of $5,614,187 included in trading gains and losses in the consolidated statement of operations.

The following is a summary of marketable securities classified as available-for-sale at September 30, 2008:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Bonds:				
States, municipalities, and political subdivisions	$ 249,647	$ -	$ (5,877)	$ 243,770
Corporate debt securities	28,797,127	86,321	(1,782,985)	27,100,463
Asset-backed securities	136,335	-	(1,100)	135,235
Total bonds	29,183,109	86,321	(1,789,962)	27,479,468
Equities:				
Mutual funds	8,585,968	320,012	(43,277)	8,862,703
Preferred stock	5,862,350	511	(1,499,912)	4,362,949
Total equities	14,448,318	320,523	(1,543,189)	13,225,652
Total available-for-sale	$ 43,631,427	$ 406,844	$ (3,333,151)	$ 40,705,120

The net unrealized gains (losses) of marketable securities and Bank investments, net of tax, are included as a separate component of stockholder's equity as of September 30, 2008, as follows:

Net unrealized gains (losses) on marketable securities classified as available-for-sale	$ (2,926,307)
Net unrealized gains (losses) on bank investments classified as available-for-sale (Note 3)	(1,147,809)
Tax effect of net unrealized gains (losses) on FCLIC investments reflected in deferred taxes	973,858
Net unrealized loss included in accumulated other comprehensive income (loss)	$ (3,100,258)

The amortized cost and estimated fair value of bonds and preferred stock classified as available-for-sale at September 30, 2008, by contractual maturity, are as follows:

	Amortized Cost	Estimated Fair Value
Due in one year or less	$16,475,380	$ 16,277,035
Due from one to five years	3,477,889	3,045,546
Due from five to ten years	1,459,568	1,397,667
Due after ten years	13,496,287	10,986,934
Asset-backed securities	136,335	135,235
Total	$35,045,459	$ 31,842,417

Expected maturities may differ from contractual maturities because issuers have the right to call or prepay obligations.

The Company's marketable securities classified as available-for-sale that have been in a continuous unrealized loss position for less than 12 months and those that have been in a continuous unrealized loss position for 12 or more months as of September 30, 2008, are as follows:

	Less Than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Bonds:						
States, municipalities, and political subdivisions	$ -	$ -	$ 243,770	$ (5,877)	$ 243,770	$ (5,877)
Corporate debt securities	19,659,771	(874,976)	4,013,081	(908,009)	23,672,852	(1,782,985)
Asset-backed securities	135,235	(1,100)	-	-	135,235	(1,100)
Total bonds	19,795,006	(876,076)	4,256,851	(913,886)	24,051,857	(1,789,962)
Equities:						
Mutual funds	129,335	(43,277)	-	-	129,335	(43,277)
Preferred stock	2,329,314	(887,730)	1,773,206	(612,182)	4,102,520	(1,499,912)
Total equities	2,458,649	(931,007)	1,773,206	(612,182)	4,231,855	(1,543,189)
Total	$ 22,253,655	$ (1,807,083)	$ 6,030,057	$ (1,526,068)	$ 28,283,712	$ (3,333,151)

At September 30, 2008, the number of securities in an unrealized loss position for less than twelve months was 41. Additionally, 34 securities had been in an unrealized loss position twelve months or longer at September 30, 2008. The Company's entire marketable securities portfolio classified as available-for-sale consisted of 98 issues at September 30, 2008.

Because the Company has the ability and intent to hold those investments in an unrealized loss position until a recovery of fair value, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at September 30, 2008. During 2008, the security of one issuer met the other-than-temporary impairment criteria and was written down to fair value, resulting in a loss of $303,683.

Proceeds from sales of marketable securities available-for-sale were $9,809,208 in fiscal 2008. Gross gains and gross losses realized on those sales were $1,515,060 and $239,340, respectively. Proceeds from sales of marketable securities classified as trading were $15,290,155 in fiscal 2008. Gross gains and gross losses realized on those sales were $1,566,123 and $1,602,730, respectively.

FCFS has certain debt agreements whereby the Company has pledged certain marketable securities as collateral. As of September 30, 2008, securities with a fair value of $18,078,722, were pledged as collateral.

Investment income for the year ended September 30, 2008 is summarized as follows:

Bonds	$ 1,307,901
Equities	5,457,333
Cash and cash equivalents	449,802
Total investment income	$ 7,215,036

3. BANK INVESTMENTS

The following is a summary of Bank investments at September 30, 2008:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Held-to-maturity:				
Debt securities issued by the U.S. government or sponsored agencies:				
Agency notes	$ 108,979,243	$ 72,311	$ (572,919)	$ 108,478,635
Collateralized mortgage obligations	117,773,763	233,103	(1,238,243)	116,768,623
Mortgage-backed securities (adjustable-rate)	38,806,573	22,948	(271,331)	38,558,190
Total held-to-maturity	265,559,579	328,362	(2,082,493)	263,805,448
Available-for-sale:				
Corporate debt securities	12,462,216	-	(1,147,809)	11,314,407
Total Bank investments	$ 278,021,795	$ 328,362	$ (3,230,302)	$ 275,119,855

Debt securities issued by the U.S. government include agency notes, collateralized mortgage obligations, and hybrid adjustable-rate mortgage securities. Management believes these securities bear little or no credit risk. The Bank has no private label mortgage-backed securities.

The amortized cost and estimated fair value of Bank investments in debt securities at September 30, 2008, by contractual maturity, are as follows:

	Held-to-Maturity		Available-for-Sale	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 14,975,030	$ 14,938,536	$ -	$ -
Due from one to five years	85,822,899	85,451,716	12,462,216	11,314,407
Due from five to ten years	8,181,314	8,088,384	-	-
Due after ten years	-	-	-	-
Collateralized mortgage obligations	117,773,763	116,768,623	-	-
Mortgage-backed securities (adjustable-rate)	38,806,573	38,558,190	-	-
Total	$265,559,579	$263,805,448	$12,462,216	$11,314,407

Expected maturities may differ from contractual maturities because issuers have the right to call or prepay obligations. Collateralized mortgage obligations and mortgage-backed securities (adjustable-rate) are shown separately since they are not due at a single maturity date.

There were no sales of Bank investments during fiscal 2008.

The Bank's investments that have been in a continuous unrealized loss position for less than 12 months and those that have been in a continuous unrealized loss position for 12 or more months as of September 30, 2008, are as follows:

	Less Than 12 Months		12 Months or Longer		Total	
	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
Held-to-maturity:						
Debt securities issued by the U.S. government or sponsored agencies:						
Agency notes	$108,478,635	$ (572,919)	$ -	$ -	$108,478,635	$ (572,919)
Collateralized mortgage obligations	102,319,951	(701,236)	14,448,672	(537,007)	116,768,623	(1,238,243)
Mortgage-backed securities	38,558,190	(271,331)	-	-	38,558,190	(271,331)
Total held-to-maturity	249,356,776	(1,545,486)	14,448,672	(537,007)	263,805,448	(2,082,493)
Available-for-sale:						
Corporate debt securities	11,314,407	(1,147,809)	-	-	11,314,407	(1,147,809)
Total	$260,671,183	$(2,693,295)	$14,448,672	$ (537,007)	$275,119,855	$(3,230,302)

At September 30, 2008, the number of securities in an unrealized loss position for less than twelve months was 40 and 6 for Bank investments classified as held-to-maturity and available-for-sale, respectively. Additionally, 6 securities classified as held-to-maturity had been in an unrealized loss position twelve months or longer at September 30, 2008. The Company's entire Bank investment portfolio consisted of 71 issues at September 30, 2008.

The unrealized losses at September 30, 2008 are primarily a result of changes in interest rates during the period. The contractual terms of the investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because the Company has the ability and intent to hold those investments in an unrealized loss position until a recovery of fair value, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at September 30, 2008.

The Bank's Trust department is the custodian of certain clients' assets. As of September 30, 2008, Bank investments with an amortized cost of $20,631,071 were pledged as collateral on Trust held assets.

4. BANK LOANS AND COMMITMENTS TO EXTEND CREDIT

The composition of loans as of September 30, 2008, is as follows:

Consumer loans:	
Debt consolidation	$ 108,751,387
Consumer	67,738,282
Credit cards	37,731,433
Other	1,964,635
Total consumer loans	216,185,737
Small business loans	16,255,858
Commercial loans	19,798,871
Total loans	252,240,466
Allowance for loan losses	(5,190,098)
Total loans — net	$ 247,050,368

The changes in the allowance for loan losses during the year are summarized as follows for the year ended September 30, 2008:

Balance at beginning of year	$ 3,520,141
Provision for loan losses	7,725,808
Loans charged off	(6,286,866)
Recoveries of loans previously charged off	231,015
Balance at end of year	$ 5,190,098

In the ordinary course of business, the Bank has granted loans and credit cards to the Company's directors, officers, and their affiliates. These loans are made on substantially the same terms as those prevailing at the time for comparable transactions with unrelated persons. The aggregate dollar amount of these loans is approximately $1,202,000 at September 30, 2008.

The accrual of interest on loans is discontinued when management believes that the borrower's financial condition is such that collection of interest is doubtful, which is generally when a loan is 120 days past due based on contractual terms of the note. As of September 30, 2008, there are no impaired loans or significant loans on which the accrual of interest had been discontinued.

In the normal course of business, the Bank has outstanding commitments and contingent liabilities, such as commitments to extend credit, which are not included in the accompanying consolidated financial statements. The Bank's potential exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit is represented by the contractual or notional amount of those instruments.

The Bank uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheets. As of September 30, 2008, the Bank has committed credit lines, including credit cards, of $152,437,561 of which $59,139,000 had been advanced.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates of one year or less or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation.

5. FEDERAL HOME LOAN BANK STOCK AND ADVANCES

The Bank is a member of the Federal Home Loan Bank (FHLB) System. As a member of this system, it is required to maintain an investment in capital stock of the FHLB in an amount equal to the sum of 0.06% of total assets as of the most recent quarter end and 4.10% of outstanding advances. At September 30, 2008, FHLB stock totaled $1,781,200. No ready market exists for such stock and it has no quoted market value. The carrying value of the stock is its cost.

FHLB advances at September 30, 2008 were $29,404,008 at a rate of 1%. These federal funds are purchased and sold for one-day periods. The Bank pledges eligible collateral for its FHLB advances as defined in its blanket lien agreement with the FHLB demand deposit account and FHLB stock.

6. PROPERTY, PREMISES, EQUIPMENT AND SOFTWARE

Property, equipment, and software at September 30, 2008 are as follows:

Land	$ 3,506,333
Office buildings and improvements	46,254,958
Office equipment, furniture, automobiles, and software	31,947,853
Work in progress	8,140,013
Total property, equipment, and software	89,849,157
Accumulated depreciation	(40,883,007)
Net property, equipment, and software	$ 48,966,150

The Bank's premises, equipment, and software at September 30, 2008 are as follows:

Leasehold improvements	$ 401,321
Office equipment, furniture, automobiles, and software	7,889,084
Total premises, equipment, and software	8,290,405
Accumulated depreciation	(6,006,341)
Net premises, equipment, and software	$ 2,284,064

Depreciation expense for fiscal 2008 amounted to $5,353,302 and $1,152,715 for property, equipment, and software and the Bank's premises, equipment, and software, respectively.

During the year ended September 30, 2008 the Company capitalized interest costs of $417,366.

7. BANK DEPOSITS

Deposit account balances at September 30, 2008, are as follows:

Non-interest-bearing	$ 12,484,575
Interest-bearing demand:	
Money market checking	82,157,148
Money market savings	341,516,132
Certificates of deposit:	
Less than $100,000	17,653,191
Greater than or equal to $100,000	3,318,469
Total deposits	$457,129,515

A summary of certificates of deposit by maturity as of September 30, 2008, is as follows:

Maturing within:	
One year	$17,426,331
Two years	2,668,846
Three years	693,273
Four years	35,067
Five years	148,143
Total deposits	$20,971,660

FCFS and its subsidiaries' directors, officers and their affiliates, including corporations and firms of which they are officers or in which they and/or their families have an ownership interest, are customers of the Bank. These persons, corporations, and firms held deposits of $739,738 at September 30, 2008.

8. MISSION ACCOMPLISHMENT PLAN

The accrued Mission Accomplishment Plan (MAP) payable balance at September 30, 2008 consists of the following:

Current Award Pool (CAP)	$ 1,784,134
Deferred Award Pool (DAP)	47,994,380
MAP options	3,910,770
Elective Deferral Account (EDA)	2,356,404
Accrued MAP payable	$ 56,045,688

MAP options and EDA are deferred compensation plans as described in Note 1. Of the amounts deferred under these plans, $6,267,174 has been invested in equity securities at September 30, 2008. The expense and activity in the related payable balances for the fiscal year 2008 is as follows:

Total MAP Options and EDA expense (credit) included in commissions and advisor expenses	$ (1,876,984)
Accrued MAP Options and EDA liability activity:	
Investment income on designated investments	$ 365,601
Net trading gains and (losses) on designated investments	(2,242,585)
Net decrease due to market fluctuations	$ (1,876,984)
Deferrals from CAP and DAP	605,210
Exercises and payouts	(915,549)
Net decrease in accrued MAP options and EDA	(2,187,323)
Accrued MAP Options and EDA at beginning of year	8,454,497
Accrued MAP Options and EDA at end of year	$ 6,267,174

During fiscal 2008, CAP and DAP payments of $3,789,171 and $6,482,811 were paid in December 2007, respectively, to MAP participants. Anticipated payments of $10,006,408 during the next fiscal year include the CAP, the portion of the DAP payable to eligible participants, and DAP accruals reaching their ten-year maturity.

9. DEFERRED CAREER COMMISSION PLAN

As of September 30, 2008, the total accrued DCCP liability balance was $21,845,106. Of the commissions deferred, $21,845,106 has been invested in equity securities at September 30, 2008.

The DCCP expense and activity in the related payable balances for the fiscal year 2008 is as follows:

DCCP Expense:	
Commissions accrued to advisors	$ -
Commissions and advisor expenses (credit)	(6,498,879)
Total DCCP expense (credit)	$ (6,498,879)
Activity in accrued DCCP liability:	
Investment income on DCCP designated investments	$ 1,301,956
Net trading gains and (losses) on DCCP designated investments	(7,800,835)
Net decrease due to market fluctuations	(6,498,879)
Commissions paid to advisors	(6,559,285)
Net decrease in DCCP payable	(13,058,164)
Accrued DCCP liability at beginning of year	34,903,270
Accrued DCCP liability at end of year	$ 21,845,106

Anticipated payments of $4,205,264 during the next fiscal year represents amounts payable to eligible participants.

10. NOTES PAYABLE AND REVOLVING LINE OF CREDIT

Notes payable at September 30, 2008, are as follows:

Loan payable that accrues interest at 7% per annum, payable in 180 monthly payments beginning January 1, 2002. The note is fully secured by real estate held by FCFS and matures April 30, 2010.	$ 3,816,707
Note payable that accrues interest at 6% per annum, payable in 120 equal monthly payments beginning December 31, 2003. The note is fully secured by certain shares of mutual funds held by FCFS and FCFP and matures December 24, 2013.	9,750,802
Mortgage payable that accrues interest at 7% per annum, payable in 180 monthly principal and interest payments beginning May 30, 2003. The mortgage is fully secured by a five-story office building and matures April 30, 2018.	16,769,992
	$30,337,501

During the year ended September 30, 2008, FCFS maintained a $5,000,000 revolving line of credit with a financial institution. The line of credit has a one-year maturity. Advances on the active line of credit are payable on or before February 28, 2009. There were no draws under the credit line in fiscal year 2008.

A summary of the principal payments of the notes payable by maturity as of September 30, 2008, is as

Maturing within:	
One year	$ 5,244,730
Two years	4,713,293
Three years	3,381,386
Four years	3,607,167
Five years and after	13,390,925
Total notes payable	$30,337,501

11. COMMON STOCK

The common stock of FCFS at September 30, 2008, is as follows (see Note 13):

Par value per share	$ 0.01
Number of shares authorized	7,332,000
Number of shares issued and outstanding	6,906,776
Number of shares repurchased and retired	570,104
Number of shares outstanding	6,336,672

During the year ended September 30, 2008, FCFS repurchased a total of 570,104 voting shares with a total cost of $2,543,224. These shares were subsequently retired and recorded as a reduction to capital for the par value and a reduction to additional paid in capital and retained earnings for the excess of purchase price over par.

12. CASH DIVIDENDS AND DISTRIBUTIONS TO STOCKHOLDERS

There were no dividends or distributions during the year ended September 30, 2008 (See Note 17).

13. EMPLOYEE STOCK OWNERSHIP PLAN

On November 11, 2002, FCFS repurchased all of its outstanding stock (the Redemption Transaction), pursuant to the terms of the 1998 Shareholders' Agreement, to establish the First Command Financial Planning, Inc. Employee Stock Ownership Plan (ESOP). The price paid in the Redemption Transaction was $28.24 per share.

Immediately following the redemption, FCFS' voting common stock and nonvoting common stock was split 27.24 to 1 in the form of a dividend, and such nonvoting common stock was converted to voting common stock, resulting in a fair value of $1.00 per share. FCFS then sold 7,332,000 voting common shares to the ESOP Trust.

Participants in the FCFP Profit Sharing Plan and Trust (PSP) were given the right to transfer all or a portion of their respective PSP account balances (consisting solely of employer contributions) on a voluntary basis to the ESOP, after receiving certain information relating to the proposed transaction between FCFS and the ESOP.

FCFP designated an independent ESOP trustee to act exclusively in the interest of the ESOP participants under the terms of the ESOP, its related trust, and applicable regulatory requirements, in connection with any transactions involving the purchase of FCFS stock by the ESOP.

FCFS entered into the FCFS Stock Purchase Agreement with the ESOP, containing the following provisions:

1. The ESOP acquired 100 percent of the post-split voting common stock of FCFS for a price that did not exceed fair market value (as determined by an independent appraiser engaged by the Trustee of the ESOP) of such shares.

2. The value of the FCFS common stock will be based on the fair market value as determined by an independent appraiser, taking into consideration all qualified and nonqualified deferred compensation plans and the FCFS Eligible Agents' Compensatory and Retention Program.

3. The Board may declare an annual dividend in its complete and sole discretion.

4. The ESOP is a qualified non-contributory employee stock ownership plan and covers substantially all employees, as described in the ESOP Plan document. The number of shares available to be allocated to eligible employees will be determined by the number of shares repurchased each year from terminated participants. The ESOP Trust has the right and FCFS has the obligation to repurchase shares at the current market value at the discretion of the ESOP trustee. The ESOP contribution expense for the year ended September 30, 2008, totaled $2,293,339, and is included on the accompanying consolidated statement of operations with general and administrative expenses.

14. PROFIT SHARING PLAN

FCFS has a qualified, non-contributory employee Profit Sharing Plan, which covers substantially all of the Company's employees. The Profit Sharing Plan contribution expense for the year ended September 30, 2008, amounted to $1,936,462, and is included in the accompanying consolidated statement of operations in general and administrative expenses.

15. INCOME TAXES

For the year ended September 30, 2008, the Company is a Subchapter S corporation, and its income is generally not subject to federal income taxes, with the exception of FCLIC, which is a C corporation subsidiary.

During the year ended September 30, 2008, FCFS sold investments subject to built-in gains tax related to gains arising prior to the Company's Subchapter S election, resulting in current income tax expense of $430,715.

FCLIC's deferred tax balances as of September 30, 2008, consist of the following:

Deferred acquisition costs	$ 1,375,635
Unrealized investment gains (losses)	(973,858)
Policy reserves and premium advances	573,976
Other	(55,574)
Deferred tax liability	$ 920,179

FCLIC's deferred tax liability at September 30, 2008, is included in accounts payable and other liabilities in the consolidated balance sheets.

The components of the provision for income taxes as of September 30, 2008, are as follows:

Current tax expense	$ 637,464
Deferred tax expense	163,990
Provision for income taxes	$ 801,454

16. FAIR VALUES OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, *Disclosures About Fair Value of Financial Instruments* (SFAS 107), requires disclosure of fair value information about financial instruments, whether or not recognized on the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. This disclosure does not and is not intended to represent the fair value of the Company.

A summary of the carrying amounts and estimated fair values of financial instruments at September 30, 2008, is as follows:

	Carrying Amount	Estimated Fair Value
Cash and cash equivalents	$ 18,533,180	$ 18,533,180
Marketable securities — trading	29,966,312	29,966,312
Marketable securities — available-for-sale	40,705,120	40,705,120
Bank investments — held-to-maturity	265,559,570	263,805,448
Bank investments — available-for-sale	11,314,407	11,314,407
Federal Home Loan Bank stock	1,781,200	1,781,200
Loans — net	247,050,368	249,335,751
Notes payable	30,337,501	34,154,692
Deposits	457,129,515	457,193,769
Federal Home Loan Bank advances	29,404,000	29,404,000

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments.

Cash and Cash Equivalents — The carrying amounts reported in the consolidated balance sheets for cash and Bank's cash and due from banks approximate their fair value.

Marketable Securities and Bank Investments — The fair value of marketable securities and Bank investments is based on prices obtained from independent pricing services, which are based on quoted market prices for the same or similar securities.

Federal Home Loan Bank stock— The fair value of FHLB stock approximates carrying value as no ready market exists for such stock and it has no quoted market value.

Loans — Net — For variable-rate loans that reprice frequently with no significant change in credit risk, fair values are generally based on carrying values. The fair value for other loans is estimated using discounted cash flow analyses, with interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest approximates its fair value.

Notes Payable — The fair value of notes payable is estimated using discounted cash flow analyses using the Company's borrowing rate with similar terms and maturities.

Deposits — SFAS 107 defines the fair value of demand deposits as the amount payable on demand. The carrying amounts for variable-rate money market accounts approximate their fair value. Fixed-term certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities. The carrying amount of accrued interest approximates its fair value.

Federal Home Loan Bank advances — The fair value of FHLB advances approximates carrying value as these federal funds are purchased and sold for one-day periods.

17. NET CAPITAL REQUIREMENTS OF SUBSIDIARIES

First Command Financial Planning, Inc. — FCFP is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2008, FCFP had net regulatory capital of $1,434,945, which was $796,734 in excess of its required net capital of $638,211. FCFP's aggregate indebtedness to net capital ratio was 6.67 to 1.

First Command Bank and First Command Financial Services, Inc. — The Bank and FCFS are subject to various regulatory capital requirements administered by its primary federal regulator, the Office of Thrift Supervision (OTS). Failure to meet the minimum regulatory capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct effect on the Bank, FCFS, and the consolidated financial statements. Under the regulatory capital adequacy guidelines, the Bank and FCFS must meet specific capital guidelines involving quantitative measures of the entities' assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices.

As of September 30, 2008, the most recent notification from the OTS categorized the Bank as well-capitalized. To be categorized as well-capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of September 30, 2008:						
Total capital (to risk-weighted assets)	$56,431,403	17.6 %	$25,706,281	≥8.0 %	$32,132,851	≥ 10%
Tier 1 capital (to risk-weighted assets)	52,414,797	16.3	12,853,140	≥4.0	19,279,710	≥6.0
Tier 1 capital (to average assets)	52,414,797	9.6	21,772,758	≥4.0	27,215,947	≥5.0

The Company's tangible capital ratio is calculated by reducing total stockholder's equity by FCLIC's deferred acquisition cost divided by total assets. As of September 30, 2008, deferred acquisition costs were $4,334,972. The Company maintains a minimum consolidated tangible capital ratio of 4.00%. As of September 30, 2008, the tangible capital ratio is 5.07%.

The payment of dividends from the Bank to FCFS may be subject to certain capital or regulatory restrictions.

The Company maintains deposits with the Federal Reserve Bank in accordance with the reserve requirements of Regulation D, issued by the Federal Reserve Board. At September 30, 2008 the Company's required balance was approximately $6,628,000.

18. CONTINGENCIES

On December 15, 2004, the Company reached a settlement with the National Association of Securities Dealers (NASD), predecessor of the Financial Industry Regulatory Authority (FINRA), and the SEC related to its sales of systematic investment plans. The settlement included a fine without the Company admitting or denying any wrongdoing. The Company had voluntarily discontinued the sale of systematic investment plans in October 2004.

Following the settlement described above, the Company experienced a number of claims relating to systematic investment plan sales, including one lawsuit filed in federal court in California in January 2005 against the Company. The Court in that case issued its class certification order in July 2007 and later issued a scheduling order calling for a trial to take place in 2009. The parties conducted significant discovery and procedural activities through July 2008 and then engaged in settlement discussions in two separate mediation sessions in August 2008. On August 27, 2008, the parties reached an agreement in principle to settle the case, and on October 13, 2008 they executed a Stipulation and Agreement of Settlement (the "Settlement Agreement") to memorialize that agreement. Under the Settlement Agreement, the Company will, upon the Court's final approval of the settlement, pay a total of $12,000,000 in full and final settlement of all claims under the lawsuit. The Company has recorded the $12,000,000 settlement amount in other liabilities as of September 30, 2008 and as a charge to general and administrative expenses for the year then ended. The Settlement Agreement was confirmed by the Court's preliminary order of approval on November 10, 2008. Subsequently, the Company paid the full amount of $12,000,000 to the court appointed escrow agent on November 25, 2008. The Company anticipates that final Court approval will occur in early 2009.

19. RESTATEMENT OF BEGINNING ACCUMULATED OTHER COMPREHENSIVE INCOME

During 2008, the Company determined that its accounting for unrealized gains and losses on investments transferred from available-for-sale to trading had not been in accordance with Financial Accounting Standards Board Statement No. 115, *Accounting for Certain Investments in Debt and Equity Securities* for periods prior to 2008. Accordingly the Company adjusted beginning accumulated other comprehensive income and beginning retained earnings by $3,476,867 as of October 1, 2007 related to the correction.

* * * * * *